August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (847) 634-2058

Edward L. Kaplan
Chairman and Chief Executive Officer
Zebra Technologies Corporation
333 Corporate Woods Parkway, Vernon Hills, IL 60061

> **Re: Zebra Technologies Corporation**
> **Definitive 14A**
> **Filed April 24, 2007**
> **File No. 000-19406**

Dear Mr. Kaplan:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 5

1.   You state on page 11 that Mr. Gerskovich's base salary may be increased or decreased from time to time by the chief executive officer. You also state that certain executive officers' restricted stock awards described on page 27 were determined by the compensation committee in consultation with your chief executive office and your vice president of human resources. Revise your discussion of the compensation committee's scope of authority to clarify the extent to which the compensation committee may delegate any of its authority to other persons, including your chief executive officer, specifying what authority may be so delegated and to whom. Also discuss any role of executive officers in determining or recommending the amount or form of executive and director compensation. For example, may your chief executive officer increase or decrease the base salary of named executive officers other than that of Mr. Gerskovich? See Item 407(e)(3)(i)(B) and (e)(3)(ii) of Regulation S-K.

2.   We note your reference to a compensation consulting firm on the top of page 26. To the extent applicable, provide the information in Item 407(e)(3)(iii) of Regulation S-K.

Director Compensation, page 5

3.   Similar to your summary compensation table, include a footnote describing all assumptions made in the valuation of the option awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Potential Payments Upon Termination or Change in Control, page 16

4.   You reference defined terms in the third paragraph on page 16. Revise the disclosure in this section to comply with the guidelines discussed in Section VI of Commission Release 33-8732A, which advises companies to avoid reliance on defined terms as the primary means of explaining information. Rather than referring the reader to agreements not included in the proxy statement, revise your disclosure to provide such meanings within the actual discussion.

Compensation Discussion and Analysis, page 25

5.   Please have your Compensation Discussion and Analysis precede the executive
        compensation tables. Compensation Discussion and Analysis is intended to put
        into perspective for investors the numbers and narrative that follow it. Please see
        the first paragraph in Section II.B.1 of Commission Release 33-8732A.

6.   In connection with your discussion of the various elements, you provide some
        description and analysis of how company performance affects compensation
        levels, but little discussion of individual performance, even though your
        disclosure suggests it is a factor in determining compensation. For example, you
        state that the company's compensation programs are designed to reward executive
        officers for meeting individual as well as business unit and/or corporate financial
        performance goals. You also state that the compensation committee typically
        reviews the salaries of the executive officers annually and may adjust the salaries
        based on, among other factors, individual performance. You also indicate that
        with respect to option awards, each executive officer's targeted number of
        unvested stock options is set by the Committee to equal the net present value of
        five times the executive officer's base salary and is adjusted based on, among
        other considerations, the executive officer's position within the Company, his
        individual performance and his perceived potential and contributions to the
        Company. Please provide an analysis of how individual performance and these
        other considerations resulted in the 2006, and if applicable, the 2007
        compensation elements for the named executive officers.

7.   The Compensation Discussion and Analysis should be sufficiently precise to
        identify material differences in compensation policies with respect to individual
        named executive officers. Refer to Section II.B.1. of Commission Release No.
        33-8732A. We note the disparity between your chief executive officer's
        compensation and that of the other named executive officers. For example, we
        refer you to the salary of and the targeted and actual non-equity incentive plan
        compensation awarded to your chief executive officer as compared to the base
        and bonus compensation of your other named executive officers. Please provide a
        more detailed discussion of how and why your chief executive officer's
        compensation differs from that of the other named executive officers.

Base Salaries, page 25

8.   We note your disclosure on pages 26 and 27 regarding the compensation
        committee's consideration of a compensation survey in determining base salary
        ranges and target bonuses. Identify the companies with which you are engaged in
        benchmarking these elements of compensation of your named executive officers.
        See Item 402(b)(2)(xiv).

9.   Disclose the various performance measures and targets discussed on page 26 for your fiscal year ending 2006, and if known, 2007. To the extent you believe disclosure of these performance measures and targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.

10.   Discuss, if applicable, any policies you have for allocating between long-term and currently paid out compensation and cash and non-cash compensation. See Item 402(b)(2)(i) and (ii).

11.   You state that each executive officer's targeted number of unvested stock options is set by the compensation committee and is adjusted based on, among other considerations, competitive marketplace practices. Please expand to clarify what is meant by this statement. For example, do you benchmark option grants against peer companies? If so, disclose such companies and explain how you concluded they are comparable to you.

Restricted Stock and Special Separation Agreements, page 27

12.   Expand your disclosure of your severance arrangements with applicable officers to include a more thorough discussion of Item 402(b)(1). Discuss how this compensation component and your decisions regarding this element fit into your overall compensation objectives and affect decisions regarding other elements. Also, analyze why you structured these agreements to contain these terms and payment levels. See Item 402(b)(1)(vi).

13.   You state on page 11 that Mr. Gagnier may terminate his employment agreement within one year after a change in control of the company and receive a lump sum severance payment equal to one year of his base salary at the time of termination. Expand your Compensation Discussion and Analysis to discuss your rationale for continuing to renew an agreement containing a provision that provides for a single trigger for payment in the event of a change in control. See Item 402(b)(2)(xi).

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel